Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

November […], 2013

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

RE:	TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”) Securities Act Registration No: 333-62298 Investment Company Registration No: 811-10401 Convergence Opportunities Fund (S000043088)

Dear Mr. Grzeskiewicz:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of October 28, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 398 to its registration statement, filed on behalf of its series, Convergence Opportunities Fund (the “Fund”).  PEA No. 398 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on September 13, 2013 for the purpose of adding the Fund as a new series of the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s response, your comment is included in bold typeface immediately followed by the Trust’s response.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section

1.
Staff Comment:  Please confirm the Fund will have no acquired fund fees and expenses (“AFFE”) in its first year of operation, or that AFFE will be less than 0.01% and included in the “Other Expenses” line item of the Fees and Expenses of the Fund table.  If the Fund will have AFFE of 0.01% or more, please add a separate line item to the Fees and Expenses of the Fund table to disclose these fees.

Response:  The Trust responds by stating supplementally that the Trust expects AFFE to be less than 0.01% in the Fund’s first year of operations.  In addition, the Trust undertakes to include AFFE in the “Other Expenses” line item or as a separate line item in future prospectuses, should AFFE amount to 0.01% or higher in future years.

2.	Staff Comment: Please confirm the Fund will disclose expenses associated with short sales (i.e., dividends and interest expenses) in the Fees and Expenses of the Fund table.

Response:  The Trust responds by confirming supplementally that the Fund will disclose any expenses associated with the Fund’s short sales in the Fees and Expenses of the Fund table.

3.	Staff Comment: Please clarify whether the Fund’s investments in securities of foreign issuers may include emerging markets securities.

Response:  The Trust responds by stating supplementally that investments in emerging markets securities will not be a principal strategy of the Fund.

4.	Staff Comment: Please confirm whether the Fund will only engage in short sales “against the box.”

Response:  The Trust responds by adding the following disclosure to the discussion of the Fund’s Principal Investment Strategies in this Section:

“Short positions may be used either to hedge long positions or may be used speculatively to seek positive returns in instances where the Adviser believes a security’s price will decline.”

5.	Staff Comment: Please clarify the description of the Fund’s net long exposure to indicate specifically what the percentages apply to.

Response:  The Trust responds by revising the applicable disclosure to read as follows:

“The Fund intends to maintain a net long exposure (the market value of long positions minus the market value of short positions) of approximately 100% of the Fund’s total assets.  Under normal market conditions, the Fund’s long positions may range from 120% to 150% of the Fund’s total assets and its short positions may range from 20% to 50% of the Fund’s total assets.”

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6.
Staff Comment: With respect to the Adviser’s quantitative methodology and proprietary model, please inform the Staff supplementally as to the Adviser’s experience with these tools.  If the Adviser has not tested these tools over a period of time, please consider whether the addition of risk disclosure related to the Adviser’s inexperience may be appropriate.

Response:  The Trust responds by stating supplementally that the Adviser’s primary principals have worked together for 19 years, and have applied statistical and quantitative modeling techniques to equity management for over 11 years.  In addition, the quantitative methodology and proprietary model that will be applied for the Fund have been in use by the Adviser, including in the management of another mutual fund, for over 3.5 years.  As such, the Trust believes the Adviser has sufficient experience and expertise required to manage the Fund.

7.	Staff Comment: Please confirm whether the Adviser has previously managed a mutual fund, and if not, consider adding risk disclosure related to the Adviser’s inexperience.

Response:  The Trust responds by stating that the Adviser has served as the investment adviser to a separate series of the Trust, with an investment strategy similar to that of the Fund, since 2009.

Prospectus - Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

8.
Staff Comment:  Please clarify the extent to which the Fund will focus on small and medium capitalization companies, including any target percentage of the portfolio that will be invested in companies in this size range.

Response:  The Trust responds by stating supplementally that there is no target percentage with regard to the Fund’s investments in small and medium capitalization companies.

9.	Staff Comment: Please clarify whether there are any limitations in the Fund’s ability to invest in foreign securities.

Response:  The Trust responds by stating supplementally that the Fund may invest in foreign securities without any specific limitation.

Statement of Additional Information

10.
Staff Comment:  Please confirm that all investment strategies disclosed in the Statement of Additional Information that are principal investment strategies of the Fund are also disclosed in the Prospectus.

Response:  The Trust responds by confirming supplementally that all principal investment strategies of the Fund have been disclosed in the prospectus.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers

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